PAYCOR HCM, INC.

October 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Mitchell Austin
Jan Woo

Re:	Paycor HCM, Inc.
Registration Statement on Form S-1 (File No. 333-260192)
Originally Filed October 12, 2021
Request for Acceleration of Effective Date
CIK: 0001839439

Ladies and Gentlemen:

Paycor HCM, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-260192), originally filed on October 12, 2021 (the “Registration Statement”), to 4:00 p.m., Eastern time, on October 14, 2021 or as soon thereafter as practicable.

*    *    *    *

Please contact Robert Goedert, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PAYCOR HCM, INC.

By:	/s/ Raul Villar Jr.
Name:	Raul Villar Jr.
Title:	Chief Executive Officer